UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                                         to

Commission File Number 333-10184

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNICare SAVINGS PLAN

UNILEVER UNITED STATES, INC.

800 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY  07632

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455

3013 AL, ROTTERDAM

THE NETHERLANDS

UniCare Savings Plan

Index

Page(s)

Financial Statements and Supplemental Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4–20

Supplemental Schedule (*)

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)	21

(*)

Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Signatures	22

Exhibit Index

23.1         Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
UNICare Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the UNICare Savings Plan (the “Plan”) at December 31, 2010 and December 31, 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 15, 2011

UniCare Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

	2010	2009
Assets
Investment in the Unilever United States, Inc.
Master Trust, at fair value	$1,508,679,159	$1,424,967,958

Receivables
Notes receivable from participants	25,563,062	24,440,406
Participant contributions	1,309,456	1,273,769
Employer contributions	897,772	830,174
Due from TIGI Plan	—	1,096,649

Net assets, at fair value	1,536,449,449	1,452,608,956

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	(28,635,618)	(22,870,886)

Net assets available for benefits	$1,507,813,831	$1,429,738,070

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2010 and 2009

	2010	2009
Additions
Additions to net assets attributed to:
Net investment income from Plan interest in Unilever United States, Inc. Master Trust	$132,912,678	$204,155,821
Interest from notes receivable from participants	1,327,787	1,692,605
Contributions and other additions:
Contributions from participants	48,562,078	49,097,863
Contributions from employer	30,088,615	27,699,369
Rollover contributions	9,552,592	8,565,810
Total additions	222,443,750	291,211,468

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	138,136,031	131,602,040
Administrative expenses	956,124	1,101,803
Total deductions	139,092,155	132,703,843

Net increase before transfers	83,351,595	158,507,625

Transfer from TIGI Plan	—	1,096,649
Transfer to Union Plan	—	(4,641)
Transfer to Puerto Rico Plan	(5,275,834)	—

Net increase	78,075,761	159,599,633

Net assets available for benefits
Beginning of year	1,429,738,070	1,270,138,437
End of year	$1,507,813,831	$1,429,738,070

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

1.         Description of the Plan

The UNICare Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is sponsored by Unilever United States, Inc. (the “Company” or “Unilever US”). Assets of the Plan, along with the assets of the Savings Plan for Union Employees of Unilever (the “Union Plan”), an affiliated plan sponsored by Conopco, Inc., a subsidiary of the Company, are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”).  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the summary plan description for more complete information.

Eligibility

All employees of the Company and its subsidiaries, divisions and branches scheduled to work twenty or more hours a week are eligible to participate in the Plan, except for:

•                       employees covered by collective bargaining agreements;

•                       full-time temporary status employees;

•                       directors active only in that capacity;

•                       nonresident aliens;

•                       weekly paid employees of Bestfoods Caribbean; and

•                       effective January 1, 2010, employees of Chesebrough-Pond’s Manufacturing Company in Las Piedras, Puerto Rico  are no longer eligible to participate in the Plan.

Subject to the exceptions above, employees who are not regularly scheduled to work twenty or more hours a week can participate in the Plan after completing one year of service.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions.  Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account”.  Before-tax contributions for each participant were limited to $16,500 for both 2010 and 2009.

The maximum permitted contributions vary as follows:

A)               Employees at the Puerto Rico location: the lesser of 10% of the eligible compensation through payroll deductions on a before-tax basis or the statutory amount permitted under the Puerto Rico Code. In addition, participants may contribute up to 10% of their eligible compensation through payroll deductions on an after-tax basis, not subject to any statutory limitation under the Puerto Rico Code.  Effective January 1, 2010, employees at the Puerto Rico location are no longer eligible to participate in the Plan.

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

B)                 All other employees: 1% to 50% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 50% of eligible compensation.

Participants, other than Puerto Rico employees, who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions.  Catch-up contributions are limited to $5,500 for eligible employees for both 2010 and 2009.

The Company has a matching program in which it contributes a portion of participant contributions to the participant’s account.  These contributions are recorded in a “company matching account.”  Company matching contributions vary at the discretion of the Company and are as follows:

A)               Employees who are covered under the cash balance formula of the UNICare Retirement Plan or not covered at all under the UNICare Retirement Plan: 100% of the first 5% of eligible earnings; and

B)                 Remaining employees who are covered under the final average pay formula of the UNICare Retirement Plan: 100% of the first 3% of eligible earnings and 50% of the next 2% of eligible earnings.

Employees hired after January 1, 2007, are eligible for employer non-elective contributions at a rate of 4% of eligible earnings following one year of service.

Plan Transfers

During 2010, $5,275,834 of assets attributable to the account balances of certain employees were transferred from the Plan to the Unilever Savings Plan for Puerto Rico Employees.

On December 31, 2009, $1,096,649 of participant account balances were transferred from the TIGI Linea, LP 401(k) Savings Plan (“TIGI Plan”) into the Plan.  Such amount included $32,142 of participants’ loans.  The TIGI Plan was a qualified non-standardized 401(k) plan of a business unit of the Unilever group.

During 2009, $4,641 of assets attributable to the account balances of certain employees were transferred from the Plan to the Union Plan.

Participant Accounts

Each participant’s account is credited with: (a) the participant’s contribution; (b) the Company’s contributions; and (c) an allocation of Plan earnings (losses) and administrative expenses.  Allocations are based on participant earnings (losses) or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.  At December 31, 2010 and 2009, there were 12,700 and 12,831 participants in the plan with account balances, respectively.

Vesting

Participants are fully vested in all of their before-tax and after-tax contributions as well as the earnings thereon.  Company matching contributions are vested 100% immediately. Vesting provisions relating to Company non-elective contributions are 100% after 3 years of service or attainment of age 65, death or disability.

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

The balance of forfeitures was $419,849 and $160,136 as of December 31, 2010 and 2009, respectively.  Amounts forfeited by non-vested participants who terminated employment during the years ended December 31, 2010 and 2009 were $242,071 and $134,753, respectively.  Forfeitures reduced Company matching contributions and Company non-elective contributions in the amount of $0 and $450,000 for the years ended December 31, 2010 and 2009, respectively.

Payment of Benefits

During employment, participants may withdraw all or part of their after-tax contributions, where applicable, and earnings thereon.  Participants may apply for financial hardship withdrawals of up to the eligible portion of their vested before-tax account based on plan provisions, prior to attaining age 59.5, provided the withdrawal does not exceed the amount of the hardship.  Upon attainment of age 59.5, participants may withdraw all or part of their after-tax account, before -tax account, company matching account, and vested non-elective contribution account.

Upon termination of employment, participants are entitled to all of their vested balances.  Terminated employees whose vested balances exceed $1,000 may leave their account balances in the Plan until they attain the age 65.  Terminated employees whose vested balances are $1,000 or less are subject to an involuntary cash out.

Retired employees may elect to leave their account balances in the Plan until they attain age 70.5, at which time Internal Revenue Service regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65.

Participants who retire under the provisions of certain defined benefit plans sponsored by the Company may roll over their lump sum distribution to the Plan.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards a wide variety of funds including stable value, fixed income, balanced, equity and the Unilever N.V. Stock Fund.  The funds offered by the Plan are as follows:

•               The INVESCO (also known as PRIMCO) Interest Income Fund.

This fund is primarily invested in a diversified portfolio of investment contracts issued by high quality financial institutions such as insurance companies and banks.  Each contract has its own specific terms, including interest rate and maturity date.  The crediting interest rates at December 31, 2010 and 2009 for the contracts range from .21% to 5.57% and .25% to 5.71%, respectively.  The weighted average crediting interest rates at December 31, 2010 and 2009 for the contracts are 4.17% and 4.31%, respectively.

•               PIMCO Total Return Fund Institutional Class

•               Unilever N.V. Stock Fund, Fidelity Contrafund

•               American Funds Washington Mutual Investors Fund (R5)

•               Northern Trust Total US Equity Index Fund

•               Northern Trust International Equity Index Fund

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

•                  The following Vanguard Target Retirement Trusts: Vanguard Target Retirement Income Trust II, Vanguard Target Retirement 2005 Trust II, Vanguard Target Retirement 2010 Trust II, Vanguard Target Retirement 2015 Trust II, Vanguard Target Retirement 2020 Trust II, Vanguard Target Retirement 2025 Trust II,  Vanguard Target Retirement 2030 Trust II, Vanguard Target Retirement 2035 Trust II, Vanguard Target Retirement 2040 Trust II, Vanguard Target Retirement 2045 Trust II, and Vanguard Target Retirement 2050 Trust II.

•                  Self directed brokerage accounts, whereby the participant is able to select from approximately 4,600 mutual funds.  As of December 31, 2010 and 2009, $65,794,037 and $55,922,119, respectively, was invested through the brokerage accounts at the Master Trust level.  The brokerage account consisted of $58,681,935 and $7,112,102 in mutual funds and short-term investments as of December 31, 2010, respectively.  The brokerage account consisted of $49,367,799 and $6,554,320 in mutual funds and short-term investments as of December 31, 2009, respectively.  As of December 31, 2010 and 2009, $61,242,762 and $51,849,902, respectively, of the Master Trust brokerage account is held by the Plan.

Notes Receivable from Participants

At the request of the Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in accounts less any outstanding loans.  Loans bear interest at a fixed rate based on the Reuters published prime rate plus one percent.  Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years.  All other loans are required to be repaid within five years.

Interest rates ranging from 4.25% to 10.5% were charged on the loans for both the years ended December 31, 2010 and 2009.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with the accounting principles generally accepted in the United States of America (“GAAP”).

Reclassifications

Certain reclassifications have been made in the amounts presented for 2009 to conform to the current presentation.

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of the Union Plan for investment and administrative purposes.  The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income (loss) less distributions and allocated expenses.

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the investment income (loss) for the Plan’s interest in the Master Trust, which consists of its allocated share of investment income, realized gains and losses, and the change in unrealized appreciation and depreciation from the Master Trust.

The Plan’s interest in the Master Trust is the sole investment representing more than 5 percent of the Plan’s net assets available for benefits as of December 31, 2010 and 2009.

Investment Contracts (Also See Note 4)

The Plan accounts for synthetic guaranteed investment contracts at contract value in accordance with Topic 946, Financial Services — Investment Companies (“ASC 946”) of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification”).  ASC 946 clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans along with the financial statement presentation and disclosure of such contracts.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by ASC 946, the accompanying Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The accompanying Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Loans receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Benefit payments are recorded when paid and include deemed distributions of $128,514 and $79,924 for the years ended December 31, 2010 and 2009, respectively.

Administrative Expenses

Investment management, recordkeeping and certain professional fees are paid by the Plan.  All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  These significant estimates include fair market values of investments.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

participants’ account balances and the amounts reported in the December 31, 2010 and 2009 Statements of Net Assets Available for Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed.  However, the Plan does not anticipate non-performance by these companies and believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

Effects of New Accounting Pronouncements

In January 2010, the FASB issued Update 2010-06 — Improving Disclosures about Fair Value Measurements, to Topic 820 (“ASC 820”) of the Codification. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The Plan adopted the guidance for Level 1 and 2 in its December 31, 2010 financial statements.  Net assets available for benefits of the Plan were not affected by the adoption of the new guidance.  The Plan does not anticipate any impact of the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010.

In September 2010, the FASB issued Update 2010-25 — Reporting Loans to Participants by Defined Contribution Pension Plans.  This guidance clarifies the classification and measurement of participant loans by defined contribution pension plans.  Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The guidance, which must be applied retrospectively, is effective for fiscal years ending after December 15, 2010.  The Plan adopted this guidance in its December 31, 2010 financial statements.  Net Assets Available for Benefits of the Plan were not affected by the adoption of the new guidance.

3.         Tax Status of the Plan

The Plan received an updated favorable tax determination letter dated May 5, 2011 in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  Although the Plan was subsequently amended, the Company, based in part on the advice of the Plan’s legal counsel, believes that the Plan currently is designed and operated in compliance with the applicable provisions of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The IRS reserves the right to perform a review of the Plan’s tax status.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2007.

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

4.         Investments Held by the Master Trust

At December 31, 2010 and 2009, the Master Trust comprises the investment assets of the Plan and Union Plan, affiliated plans of Unilever US.  The Plan has a 93.0% and a 92.7% interest in the investments of the Master Trust as of December 31, 2010 and 2009, respectively.  The Union Plan comprises approximately 7.0% and 7.3%, respectively, of the investments held by the Master Trust as of December 31, 2010 and 2009.  Certain investment assets of the Master Trust, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

The Plan’s approximate share of various investments held by the Master Trust at December 31, 2010 and 2009 were as follows:

	2010	2009
Short-term investment funds	92.7%	91.0%
Mutual funds	95.4%	95.5%
Commingled funds	94.4%	94.4%
Unilever N.V. stock	92.7%	92.3%
Synthetic guaranteed investment contracts	89.8%	89.7%

As of December 31, 2010 and 2009, the investment categories of the Master Trust were as follows:

	2010	2009
Investments, at fair value

Short-term investment funds	$16,230,149	$17,720,608
Mutual funds	226,771,673	194,534,713
Commingled funds	767,068,293	687,740,967
Unilever N.V. stock	58,823,549	62,072,868
Synthetic guaranteed investment contracts	554,632,386	576,134,272
Master Trust investments, at fair value	1,623,526,050	1,538,203,428

Adjustment to contract value	(31,874,217)	(25,507,248)
Net amount	$1,591,651,833	$1,512,696,180

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

The following investments represent 5 percent or more of the Master Trust’s net assets as of December 31, 2010 and 2009:

	2010		2009
Commingled funds
Vanguard Target Retirement 2015 Trust II, 4,015,487 and 4,346,980 shares, respectively	$80,831,753	*	$77,767,480
Vanguard Target Retirement 2020 Trust II, 6,537,833 and 6,864,325 shares, respectively	$126,180,171		$117,036,739
Vanguard Target Retirement 2025 Trust II, 7,407,531 and 7,640,130 shares, respectively	$137,483,777		$124,610,518
Vanguard Target Retirement 2030 Trust II, 7,059,501 and 7,233,682 shares, respectively	$125,729,713		$112,556,087

* Less than 5%

Synthetic guaranteed investment contracts
JP Morgan Chase Contract #441619-IAAA	$97,169,562	$100,000,317
State Street Bank and Trust Company Contract #103108	$93,353,929	$96,050,826
NATIXIS Financial Contract #1419-01	$118,903,126	$126,484,508
Pacific Life Insurance Contract #G27253.01.0001	$90,050,487	$91,840,962

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

As of December 31, 2010, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	credit
	ratings	Investments,	Adjustment to
	(unaudited)	at fair value	contract value
JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA+	$97,169,562	$(8,693,015)
State Street Bank (IGT WAM AAA or Better Intermediate Fund)	AA	93,353,929	(6,570,883)
Bank of America (IGT PIMCO AAA or Better Intermediate Fund)	AA-	50,146,280	(2,638,630)
Bank of America (IGT WAM AAA or Better Intermediate Fund)	AA-	49,895,506	(2,417,369)
NATIXIS Capital Markets (IGT Short-term Bond Fund)	AA-	118,903,126	(5,300,167)
ING Life & Annuity (IGT Short-term Bond Fund)	A	55,113,496	(2,286,539)
Pacific Life Insurance (IGT Short-term Bond Fund)	A+	90,050,487	(3,967,614)
		$554,632,386	$(31,874,217)

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

As of December 31, 2009, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	credit
	ratings	Investments,	Adjustment to
	(unaudited)	at fair value	contract value
JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA+	$100,000,317	$(8,675,107)
State Street Bank (IGT WAM AAA or Better Intermediate Fund)	AA	96,050,826	(5,708,036)
Bank of America (IGT PIMCO AAA or Better Intermediate Fund)	A+	51,525,372	(1,802,466)
Bank of America (IGT WAM AAA or Better Intermediate Fund)	A+	51,578,365	(1,831,904)
NATIXIS Capital Markets (IGT Short-term Bond Fund)	A+	126,484,508	(3,492,656)
ING Life & Annuity (IGT Short-term Bond Fund)	A+	58,653,924	(1,422,361)
Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	AA-	91,840,960	(2,574,718)
		$576,134,272	$(25,507,248)

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

The investment income (loss), net of investment expenses, of the Master Trust net assets for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Net appreciation (depreciation) in fair value of net investments:
Mutual funds	$18,195,513	$29,716,064
Unilever N.V. stock	(1,791,965)	15,314,827

Commingled funds	92,617,657	141,962,778
Net appreciation	109,021,205	186,993,669
Interest	21,975,092	22,593,166
Dividends	10,519,582	7,389,654
Total net investment income	$141,515,879	$216,976,489

Investment valuation and income recognition of Master Trust

Master Trust investments are stated at fair value.  Investments in mutual funds are valued at the published net asset value of shares held at year end.  Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments.  Unilever N.V. common stock is valued at the last close price at end of the year. Short-term investments are valued at amortized cost, which is cost plus accrued interest, which approximates fair value.  Investment contracts are stated at fair value based on the sum of the fair value of the underlying investments and the fair value of the wrapper.

Purchases and sales of securities are recorded as of the trade date.  Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income (loss) for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments.  The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (“GICs”), with various third party financial institutions.  These benefit-responsive investment contracts are held through the INVESCO Interest Income Fund (the “Fund”).  Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates

•                  The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•                  The investment returns generated by the fixed income investments that back the wrapper contract

•                  The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio.  Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.  Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value”.  If the Adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  And if the Adjustment from fair value to contract value is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

For the Master Trust, the contract values of the synthetic GICs were approximately $523 million and $551 million at December 31, 2010 and 2009, respectively.  As of December 31, 2010 and 2009 the fair value of the synthetic GICs, based upon the fair value of underlying assets and wrapper contracts was greater than the contract value by $31.9 million and $25.5 million, respectively.

As of December 31, 2010 and 2009, the average yields for synthetic GICs were as follows:

Average yields for synthetic GICs	2010	2009

Based on actual earnings	2.04%	2.53%
Based on interest rate credited to participants	3.94%	4.12%

Fair Value Measurements

ASC 820 provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under this standard are described as follows:

• Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

Mutual Funds

A mutual fund’s Net Asset Value (“NAV”) is based on the value of underlying assets owned by the Fund minus its liabilities and then divided by the number of shares outstanding calculated as of the close of business of the New York Stock Exchange. The fund’s assets normally are valued as of this time for the purpose of computing the fund’s NAV.  Since the NAV is a quoted price in a market that is active, they are classified within Level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within Level 2 of the valuation hierarchy.  The value of the wrapper contracts is determined using observable inputs including rebid rates from the wrapper provider.  The fair value of the wrapper contracts at December 31, 2010 and 2009 of $410,854 and $613,757, respectively is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.

Commingled Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The value of the underlying assets owned by the fund are valued at quoted market prices in an active market. Each common/collective trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement.

Unilever N.V. Common Stock

Unilever N.V. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy.

Short-term Investment Funds

The Short-term Investment funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

In accordance with the guidance relating to fair value measurements, the following table represents the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2010 and 2009:

2010

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$81,147,129	$—	$—	$81,147,129
Large cap funds	86,942,609	—	—	86,942,609
Brokerage Link	58,681,935	—	—	58,681,935
Total mutual funds	226,771,673	—	—	226,771,673

Synthetic guaranteed investment contracts	—	554,632,386	—	554,632,386

Commingled funds:
Index funds	—	74,390,501	—	74,390,501
Target retirement funds	—	692,677,792	—	692,677,792
Total commingled funds	—	767,068,293	—	767,068,293

Unilever N.V. stock	58,823,549	—	—	58,823,549

Short-term investment funds	16,230,149	—	—	16,230,149

Investments at fair value	$301,825,371	$1,321,700,679	$—	$1,623,526,050

2009

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$71,724,074	$—	—	71,724,074
Large cap funds	73,442,840	—	—	73,442,840
Brokerage Link	49,367,799	—	—	49,367,799
Total mutual funds	194,534,713	—	—	194,534,713

Synthetic guaranteed investment contracts	—	576,134,272	—	576,134,272

Commingled funds:
Index funds	—	64,563,089	—	64,563,089
Target retirement funds	—	623,177,878	—	623,177,878
Total commingled funds	—	687,740,967	—	687,740,967

Unilever N.V. stock	62,072,868	—	—	62,072,868

Short-term investment funds	17,720,608	—	—	17,720,608

Investments at fair value	$274,328,189	$1,263,875,239	$—	$1,538,203,428

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

5.                            Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock.  This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V.  The Master Trust held approximately 1,873,000  and 1,920,000  shares at December 31, 2010 and 2009, respectively, of common stock in Unilever N.V.  The Master Trust also earned dividend income from the common stock of approximately $2.2 million and $2.1 million for the years ended December 31, 2010 and 2009, respectively.  The Master Trust had sales and purchases of Unilever N.V. Stock of approximately $19.8 million and $16.1 million in 2010 and $20.1 million and $16.7 million in 2009, respectively.

Certain Master Trust investments consist of units in investment funds managed by Fidelity.  Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA.  In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.  The administration fees paid by the Plan during 2010 and 2009 disclosed on the Statements of Changes in Net Assets Available for Benefits were paid to Fidelity.

6.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan termination, the participant’s rights to their accrued benefits are non-forfeitable.   Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as disclosed in the Statements of Net Assets Available for Benefits at December 31, 2010 and 2009 to amounts presented in Form 5500:

	2010	2009
Net assets available for benefits as disclosed in the financial statements	$1,507,813,831	$1,429,738,070

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	28,635,618	22,870,886

Net assets available for benefits as presented in Form 5500	$1,536,449,449	$1,452,608,956

UNICare Savings Plan

Footnotes to Financial Statements

December 31, 2010

The following is a reconciliation of investment income as disclosed in the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009 to the amounts presented in Form 5500:

	2010	2009
Net investment income from Plan interest in Unilever United States Inc. Master Trust as presented in the financial statements	$132,912,678	$204,155,821

Adjustment from fair value to contract value	5,764,732	14,905,782

Investment income as presented in Form 5500	$138,677,410	$219,061,603

8.         Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were available to be issued. Based on this evaluation, the Plan’s administrator has determined that no subsequent events have occurred which require disclosure in the financial statements.

UNICare Savings Plan

Schedule H – Line 4i Schedule of Assets (Held at End of Year)

December 31, 2010

		(c) Description of Investment Including
	(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost **	Value

*	Investment in Master Trust, at fair value			$1,508,679,159

*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 10.5% and with maturities through 2035		$25,563,062

*    Denotes a party-in-interest to the Plan

**  Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNICare SAVINGS PLAN

	By:	/s/ Pascale Thomas
PASCALE THOMAS
DIRECTOR OF BENEFITS

Date: June 15, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm